Exhibit 99.1

MGM RESORTS INTERNATIONAL REPORTS FOURTH QUARTER AND FULL YEAR

FINANCIAL AND OPERATING RESULTS

Announces 15% increase to Quarterly Cash Dividend, a new $3 billion Share Repurchase Program and Anticipated Launch of a Modified Dutch Auction Tender Offer to Purchase up to $1.25 billion of Common Stock Tomorrow at a Range Between $29 and $34 per Share

Las Vegas, Nevada, February 12, 2020 – MGM Resorts International (NYSE: MGM) (“MGM Resorts” or the “Company”) today reported financial results for the quarter and year ended December 31, 2019.

Fourth Quarter 2019 Financial Highlights:

Consolidated Results

•	Consolidated net revenues increased 4% compared to the prior year quarter to $3.2 billion;
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Consolidated operating income increased to $3.0 billion compared to $336 million in the prior year quarter. The current year quarter included a $2.7 billion gain related to the Bellagio real estate transaction;

•	Net income attributable to MGM Resorts of $2.0 billion, including the $2.7 billion gain discussed above, compared to net loss attributable to MGM Resorts of $23 million in the prior year quarter;
•	Diluted earnings per share of $3.91 in the current quarter compared to diluted loss per share of $0.06 in the prior year quarter;
•	Adjusted diluted earnings per share (“Adjusted EPS”)(1) of $0.08 in the current quarter and Adjusted EPS was a loss per share of $0.03 in the prior year quarter; and
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Consolidated Adjusted EBITDAR(2) decreased 3% to $682 million in the current quarter compared to $703 million in the prior year quarter, primarily attributable to a decrease in tables games revenues driven by Far East baccarat at the Company’s domestic resorts and the inclusion of $24 million in insurance proceeds in the prior year quarter. Excluding Circus Circus Las Vegas, which was sold in December 2019, and the impact of the insurance proceeds discussed above, consolidated Adjusted EBITDAR increased 3% compared to the prior year quarter.

“We are proud of the progress we made during 2019 as we took important steps to evolve our organization,” said Jim Murren, Chairman and CEO of MGM Resorts. “However, our fourth quarter results were below our expectations, primarily due to lower than expected hold, weakness in Far East baccarat, and certain one-time items. All other dimensions of our business in Las Vegas performed on or ahead of plan. For full year 2019, we generated strong consolidated net revenue and Adjusted EBITDAR, which increased 10% and 6%, respectively, year over year. We are also executing on our stated MGM 2020 plan, which is realizing material cost savings and revenue enhancements and transforming the way we operate to position MGM Resorts for future growth and long-term value creation. Finally, we were pleased to return more than $1.3 billion to shareholders in the form of dividends and buybacks in 2019.”

“During the year, our team made meaningful strides in implementing our asset-light strategy to optimize our portfolio, strengthen our balance sheet and enhance free cash flow. This strategy is best positioning MGM Resorts for the future by providing the flexibility to invest in higher return growth opportunities. Following the monetization of the real estate of Bellagio and the sale of Circus Circus Las Vegas, we continued our momentum into the first quarter of 2020 with our announcement to monetize the real estate of MGM Grand Las Vegas. Our previously announced transactions are expected to provide total net cash proceeds to MGM Resorts of $8.2 billion, a portion of which we used to retire $3.1 billion of debt in the fourth quarter. We remain committed to reducing our net domestic financial leverage, excluding MGP, to approximately 1 time by year end 2020. We will have one of the strongest balance sheets in our industry and also the strongest in our recent history. Furthermore, with the expected launch of a modified Dutch auction tender offer tomorrow, we expect to continue to return value to shareholders on an efficient and expedited basis.”

Mr. Murren concluded, “Looking ahead, we remain focused on monetizing our remaining owned real estate assets, which we expect will allow us to invest into high growth initiatives such as Japan and sports, as well as continue to further fortify our balance sheet and return capital to shareholders.”

Las Vegas Strip Resorts

•	Net revenues increased 4% compared to the prior year quarter to $1.4 billion. Excluding Circus Circus Las Vegas, net revenues increased 5% compared to the prior year quarter;
•	Table Games Hold Adjusted Las Vegas Strip Resorts Net Revenues(3) increased 4% compared to the prior year quarter to $1.4 billion;
•	REVPAR(4) increased 6.4% compared to the prior year quarter;
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Adjusted Property EBITDAR of $380 million, a 5% decrease compared to $401 million in the prior year quarter. The prior year quarter included $24 million in insurance proceeds. Excluding Circus Circus Las Vegas and the impact of the insurance proceeds discussed above, Adjusted Property EBITDAR increased 5% compared to the prior year quarter;

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Table Games Hold Adjusted Las Vegas Strip Resorts Adjusted Property EBITDAR(2) of $392 million a 6% decrease compared to the prior year quarter. Excluding Circus Circus Las Vegas and the impact of the insurance proceeds discussed above, Table Games Hold Adjusted Las Vegas Strip Resorts Adjusted Property EBITDAR increased 4% compared to the prior year quarter; and

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Adjusted Property EBITDAR margin of 26.6%, a 256 basis point decrease compared to the prior year quarter. Excluding Circus Circus Las Vegas and the impact of the insurance proceeds discussed above, margins were flat compared to the prior year quarter.

Regional Operations

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Net revenues increased 15% compared to the prior year quarter to $900 million, including $50 million in net revenues from Empire City Casino, which was acquired on January 29, 2019, and $68 million in net revenues from MGM Northfield Park’s operations, which was acquired from MGP on April 1, 2019;

•	Adjusted Property EBITDAR increased 14% compared the prior year quarter to $228 million; and
•	Adjusted Property EBITDAR margin of 25.4% in the current quarter, a 28 basis point decrease compared to the prior year quarter.

MGM China

•	Net revenues increased 6% compared to the prior year quarter to $727 million;
•	VIP Table Games Hold Adjusted MGM China Net Revenues(3) increased 6% compared to the prior year quarter to $703 million;
•	Adjusted Property EBITDAR increased 10% compared to the prior year quarter to $185 million;
•	VIP Table Games Hold Adjusted MGM China Adjusted Property EBITDAR(2) increased 11% compared to the prior year quarter to $177 million; and
•	Adjusted Property EBITDAR margin of 25.5% , a 94 basis point increase compared to the prior year quarter.

2020 Financial Targets

MGM Resorts expects several headwinds in calendar year 2020, certain of which the Company believes are unpredictable within an appropriate range of accuracy. As a result of the increased volatility in our business due to coronavirus as well as the market-wide weakness in Far East baccarat in Las Vegas, MGM Resorts believes it is appropriate to withdraw its fiscal 2020 full year financial targets. Our Macau casinos are currently closed.

“We have made significant changes as a company since 2018, when we announced our financial targets. We have advanced our transition to a more asset light business model and are successfully continuing to execute on our MGM 2020 plan,” said Corey Sanders, Chief Financial Officer and Treasurer of MGM Resorts. “While we are encouraged with the long-term outlook in most of our key segments, and are especially pleased with our underlying domestic business performance, we believe it is appropriate to withdraw our 2020 financial targets. Notwithstanding this decision, we are committed to growing free cash flow and Adjusted EBITDAR, moderating our capital expenditures and reducing the number of shares outstanding. The repurchase announced today is evidence of our continued confidence in our overall business and strategy, and we continue to believe in the value potential of MGM Resorts as we navigate the current environment.”

Adjusted Diluted Earnings Per Share

The following table reconciles diluted earnings (loss) per share (“EPS”) to Adjusted EPS (approximate EPS impact shown, per share; positive adjustments represent charges to income):

Three Months Ended December 31,	2019	2018
Diluted earnings (loss) per share	$3.91	$(0.06)
Preopening and start-up expenses	—	0.03
Property transactions, net	0.02	0.03
Business interruption insurance proceeds	—	(0.04)
Gain on Bellagio transaction	(5.20)	—
Restructuring	0.01	—
Non-operating expense:
Loss on retirement of long-term debt	0.27	—
Foreign currency gain on MGM China senior notes	(0.01)	—
Items from unconsolidated affiliates:
Change in fair value of CityCenter swaps	(0.01)	0.01
Income tax impact on net income adjustments (1)	1.09	—
Adjusted diluted earnings (loss) per share	$0.08	$(0.03)
(1)	The income tax impact includes current and deferred income tax expense based upon the nature of the adjustment and the jurisdiction in which it occurs.

The prior year quarter included a non-recurring, non-cash income tax expense of $92 million, $0.17 per share on a diluted basis, not included in the table above, primarily resulting from guidance issued on certain international provisions of the U.S. Tax Cut and Jobs Act (“Tax Act”), including the treatment of foreign tax credits resulting from Global Intangible Low-Taxed Income and other provisions impacting foreign tax credit utilization.

Full Year 2019 Financial and Strategic Highlights:

Consolidated Results

•	Consolidated net revenues increased 10% to $12.9 billion in 2019, compared to $11.8 billion in 2018;
•	Net income attributable to MGM Resorts of $2.0 billion in 2019, including the $2.7 billion gain discussed above, compared to $467 million in 2018;
•	Diluted earnings per share of $3.88 in 2019, compared to $0.81 in 2018;
•	Adjusted EPS of $0.77 in 2019, compared to Adjusted EPS of $0.95 in 2018; and
•	Consolidated Adjusted EBITDAR increased 6% to $3.0 billion in 2019, compared to $2.8 billion in 2018.

Las Vegas Strip Resorts

•	Net revenues increased 2% to $5.8 billion in 2019, compared to $5.7 billion in 2018;
•	Table Games Hold Adjusted Las Vegas Strip Resorts Net Revenues increased 3% to $5.9 billion in 2019, compared to $5.7 billion in 2018;
•	Adjusted Property EBITDAR decreased 4% to $1.6 billion in 2019, compared to $1.7 billion in 2018;
•	Table Games Hold Adjusted Las Vegas Strip Resorts Adjusted Property EBITDAR decreased 2% to $1.7 billion in 2019; and
•	Adjusted Property EBITDAR margin of 28.2% in 2019, a 167 basis point decrease compared to 2018.

Regional Operations

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Net revenues increased 21% to $3.5 billion in 2019, including $193 million in net revenues from Empire City Casino, which was acquired on January 29, 2019, $200 million in net revenues from MGM Northfield

Park’s operations, which was acquired from MGP on April 1, 2019, and a full year of operations at MGM Springfield, which opened on August 24, 2018, compared to $2.9 billion in 2018;
•	Adjusted Property EBITDAR increased 24% to $970 million in 2019, compared to $782 million in 2018; and
•	Adjusted Property EBITDAR margin of 27.3% in 2019, a 68 basis point increase compared to 2018.

MGM China

•	Net revenues increased 19% to $2.9 billion in 2019, compared to $2.4 billion in 2018;
•	VIP Table Games Hold Adjusted MGM China Net Revenues increased 17% to $2.8 billion in 2019, compared to $2.4 billion in 2018;
•	MGM China Adjusted Property EBITDAR increased 28% to $735 million in 2019, compared to $574 million in 2018;
•	VIP Table Games Hold Adjusted MGM China Adjusted Property EBITDAR increased 25% to $706 million in 2019, compared to $563 million in 2018; and
•	Adjusted Property EBITDAR margin of 25.3% in 2019, a 185 basis point increase compared to 2018.

CityCenter

•	CityCenter net revenues increased to $1.3 billion in 2019, a 1% increase compared to 2018;
•	CityCenter Adjusted EBITDA(5) from resorts operations increased to $425 million in 2019, a 1% increase compared to 2018; and
•	CityCenter paid dividends of $180 million in 2019, of which MGM Resorts received its 50% share or $90 million.

Share Repurchases and Dividend Distributions

•	Distributed $271 million to shareholders during 2019 via the Company’s quarterly dividend of $0.13 per share; and
•	Repurchased $1.0 billion of the Company’s common stock during 2019.

Adjusted Diluted Earnings Per Share

The following table reconciles diluted earnings per share (“EPS”) to Adjusted EPS (approximate EPS impact shown, per share; positive adjustments represent charges to income):

Three Months Ended December 31,	2019	2018
Diluted earnings per share	$3.88	$0.81
Preopening and start-up expenses	0.01	0.22
Property transactions, net	0.52	0.08
Business interruption insurance proceeds	—	(0.04)
Gain on Bellagio transaction	(5.08)	—
Gain on sale of Grand Victoria	—	(0.08)
Restructuring	0.17	—
Non-operating expense:
Loss on retirement of long-term debt	0.36	—
Foreign currency gain on MGM China senior notes	(0.01)	—
Items from unconsolidated affiliates:
CityCenter property transactions, net	(0.01)	(0.02)
Change in fair value of CityCenter swaps	0.03	0.01
Income tax impact on net income adjustments (1)	0.90	(0.03)
Adjusted diluted earnings per share	$0.77	$0.95
(1)	The income tax impact includes current and deferred income tax expense based upon the nature of the adjustment and the jurisdiction in which it occurs.

The current year included non-cash income tax charges totaling $0.10 per share on a diluted basis, not included in the table above, resulting from remeasurement of Macau deferred taxes due to the extension of the Company’s sub-concession agreement in Macau, the recording of deferred state taxes resulting from the Empire City Casino transaction, and adjustments to the Company’s foreign tax credit valuation allowance. The prior year included non-recurring, non-cash income tax expense of $0.04 per share on a diluted basis, not included in the table above, for Tax Act adjustments, including the impact of guidance issued on certain international provisions mentioned above.

Las Vegas Strip Resorts

Casino revenue for the fourth quarter of 2019 decreased 4% compared to the prior year quarter at the Company’s Las Vegas Strip Resorts, due primarily to an 18% decrease in table games win driven by Far East baccarat, partially offset by a 2% increase in slots win.

The following table shows key gaming statistics for the Company’s Las Vegas Strip Resorts:

Three Months Ended December 31,	2019	2018	% change
	(Dollars in millions)
Table Games Drop	$865	$1,010	(14)%
Table Games Win %	21.1%	22.0%
Slots Handle	$3,416	$3,343	2%
Slots Hold %	9.1%	9.1%

Rooms revenue increased 5% at the Company’s Las Vegas Strip Resorts due to a 6.4% increase in Las Vegas Strip Resorts REVPAR compared to the prior year quarter.

The following table shows key hotel statistics for the Company’s Las Vegas Strip Resorts:

Three Months Ended December 31,	2019	2018	% change
Occupancy %	89%	89%
Average Daily Rate (ADR)	$168	$159	5.8%
Revenue per Available Room (REVPAR)	$150	$141	6.4%

Food and beverage revenue increased 9% at the Company’s Las Vegas Strip Resorts compared to the prior year quarter due primarily to ramp-up of newly opened outlets at Park MGM and NoMad Las Vegas and an increase in catering and banquets revenue.

Regional Operations

Casino revenue increased 18% compared to the prior year quarter at the Company’s Regional Operations, due primarily to the acquisition of Empire City Casino and the acquisition of MGM Northfield Park’s operations from MGM Growth Properties LLC (“MGP”).

The following table shows key gaming statistics for the Company’s Regional Operations:

Three Months Ended December 31,	2019	2018	% change
	(Dollars in millions)
Table Games Drop	$1,068	$1,093	(2)%
Table Games Win %	19.3%	20.6%
Slots Handle	$6,314	$5,525	14%
Slots Hold %	9.6%	9.2%

MGM China

Key fourth quarter results for MGM China Holdings Limited (“MGM China”) include:

•	Net revenues increased 6% compared to the prior year quarter to $727 million;
•	Main floor table games win increased 31% compared to the prior year quarter due to the addition of 25 new-to-market tables at MGM Cotai in 2019 and a 499 basis point increase in win percentage;
•	VIP table games win decreased 20% compared to the prior year quarter primarily as a result of a 33% decrease in turnover at MGM Macau;
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Adjusted Property EBITDAR increased 10% to $185 million compared to $168 million in the prior year quarter. The current quarter included $13 million of license fee expense compared to $12 million in the prior year quarter; and

•	Adjusted Property EBITDAR margin was 25.5% in the current quarter compared to 24.5% in the prior year quarter, increasing primarily as a result of continued ramp-up of operations at MGM Cotai.

The following table shows key gaming statistics for MGM China:

Three Months Ended December 31,	2019	2018	% change
	(Dollars in millions)
VIP Table Games Turnover	$8,452	$10,981	(23)%
VIP Table Games Win %	3.4%	3.3%
Main Floor Table Games Drop	$2,105	$2,034	3%
Main Floor Table Games Win %	24.0%	19.0%

Corporate Expense

Corporate expense, including normal share-based compensation for corporate employees, was $119 million in the fourth quarter of 2019, compared to $118 million in the prior year quarter. The current quarter included $3 million in corporate initiatives costs including costs to implement the MGM 2020 Plan and finance modernization costs and $2 million in transaction costs related to the work of the Real Estate Committee of the Company’s Board of Directors. The prior year quarter included $8 million in costs incurred to implement the MGM 2020 Plan and finance modernization initiatives.

Unconsolidated Affiliates

The following table summarizes information related to the Company’s share of income from unconsolidated affiliates:

Three Months Ended December 31,	2019	2018
	(In thousands)
CityCenter	$22,749	$31,089
Other	(5,195)	1,400
	$17,554	$32,489

Key fourth quarter results for CityCenter Holdings, LLC (“CityCenter”) include the following (see schedule accompanying this release for further detail on CityCenter’s fourth quarter results):

•	Net revenues were $302 million, a 10% decrease compared to the prior year quarter, due to a 31% decrease in casino revenues at Aria driven by decreases in Far East baccarat;
•	REVPAR at Aria increased 1% compared to the prior year quarter to $239;
•	REVPAR at Vdara increased 7% compared to the prior year quarter to $205; and
•	Adjusted EBITDA from resort operations was $88 million, a 21% decrease compared to the prior year quarter, primarily as a result of the decrease in casino revenues discussed above.

MGM Growth Properties

During the fourth quarter of 2019, the Company made rent payments to MGM Growth Properties Operating Partnership LP (“MGP Operating Partnership”) in the amount of $237 million and received distributions of $94 million from the MGP Operating Partnership. In December 2019, the Board of Directors of MGP approved a quarterly dividend of $0.47 per Class A share (which represents a dividend of $1.88 per share on an annualized basis) totaling $53 million, which was paid on January 15, 2020 to holders of record on December 31, 2019. The Company concurrently received a $94 million distribution attributable to its ownership of MGP Operating Partnership units.

MGM Resorts Dividend and Share Repurchases

On February 12, 2020, the Company’s Board of Directors approved a quarterly dividend of $0.15 per share. The dividend will be payable on March 16, 2020 to holders of record on March 10, 2020.

During the current quarter, MGM Resorts repurchased approximately 12 million shares of its common stock at an average price of $32.06 per share for an aggregate amount of $393 million. Approximately $357 million remained available under the $2.0 billion share repurchase program as of December 31, 2019. All shares repurchased under the Company’s program have been retired.

Financial Position

The Company’s cash balance at December 31, 2019 was $2.3 billion, which included $420 million at MGM China and $202 million at the MGP Operating Partnership. At December 31, 2019, the Company had $11.3 billion of principal amount of indebtedness outstanding, including $4.4 billion outstanding at MGP Operating Partnership and $2.2 billion outstanding at MGM China. At December 31, 2019, no amounts were drawn under the Company’s $1.5 billion revolving facility, $1.7 billion was outstanding under the $3.1 billion MGP Operating Partnership senior secured credit facility, and $667 million was outstanding under the $1.25 billion MGM China revolving credit facility.

In November 2019, the Company formed a venture with a subsidiary of Blackstone Real Estate Income Trust, which acquired the Bellagio real estate assets from the Company and entered into a lease agreement with the Company to lease the real estate assets back to the Company. The Company received total consideration of $4.25 billion for the real estate assets, which consisted of a 5% equity interest in the venture and cash of approximately $4.2 billion. The Company used a portion of the net proceeds of the transaction to pay off all $750 million outstanding on its term loan A facility and fully paid down its revolving facility, and redeemed for cash all $267 million principal amount of its outstanding 5.250% senior notes due 2020, all $361 million principal amount of its outstanding 6.750% senior notes due 2020, and all $1.25 billion principal amount of its outstanding 6.625% senior notes due 2021.

In November 2019, MGP completed a registered offering of 18 million Class A shares. The MGP Operating Partnership used the proceeds from MGP’s equity offering to make prepayments of $65 million on its term loan A facility and $476 million on its term loan B facility.

Conference Call Details

MGM Resorts will host a conference call at 5:00 p.m. Eastern Time today, which will include a brief discussion of the results followed by a question and answer session. The call will be accessible via the Internet through http://investors.mgmresorts.com/investors/events-and-presentations/ or by calling 1-888-317-6003 for domestic callers and 1-412-317-6061 for international callers. The conference call access code is 1986729. A replay of the call will be available through Wednesday, February 19, 2020.  The replay may be accessed by dialing 1-877-344-7529 or 1-412-317-0088.  The replay access code is 10138294. The call will be archived at http://investors.mgmresorts.com. In addition, MGM Resorts will post supplemental slides today on its website at http://investors.mgmresorts.com for reference during the earnings call.

The discussion of the tender offer for shares of the Company’s common stock described herein is for informational purposes only, is not a recommendation to buy or sell the Company’s common stock and does not constitute an offer to buy or the solicitation of an offer to sell shares of the Company’s common stock. The tender offer described in this communication has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company expects to distribute to its stockholders and file with the Securities and Exchange Commission upon commencement of the tender offer. STOCKHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. Once the tender offer is commenced, stockholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company expects to file with the Commission at the Securities and Exchange Commission’s website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer.

1.“Adjusted EPS” is diluted earnings or loss per share adjusted to exclude preopening and start-up expenses, property transactions, net, gain on Bellagio transaction, restructuring costs (which represents costs related to severance, accelerated stock compensation expense, and consulting fees directly related to the operating model component of the MGM 2020 Plan), gain or loss on retirement of long-term debt, foreign currency gain or loss related to MGM China’s U.S. dollar-denominated debt,  the Company’s share of mark-to-market adjustments related to CityCenter’s interest rate swaps recorded within non-operating items from unconsolidated affiliates, and business interruption insurance proceeds.

Adjusted EPS is a non-GAAP measure and is presented solely as a supplemental disclosure to reported GAAP measures because management believes this measure is useful in providing period-to-period comparisons of the results of the Company’s continuing operations to assist investors in reviewing the Company’s operating performance over time. Management believes that while certain items excluded from Adjusted EPS may be recurring in nature and should not be disregarded in evaluating the Company’s earnings performance, it is useful to exclude such items when comparing current performance to prior periods because these items can vary significantly depending on specific underlying transactions or events. Also, management believes certain excluded items, such as restructuring costs and items further discussed in footnote 2 below, may not relate specifically to current operating trends or be indicative of future results. Adjusted EPS should not be construed as an alternative to GAAP earnings per share as an indicator of the Company’s performance. In addition, Adjusted EPS may not be defined in the same manner by all companies and, as a result, may not be comparable to similarly-titled non-GAAP financial measures of other companies. A reconciliation of Adjusted EPS to diluted earnings per share can be found under “Adjusted Diluted Earnings Per Share” included in this release.

2.“Adjusted EBITDAR” is earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, gain on Bellagio transaction, restructuring costs (which represents costs related to severance, accelerated stock compensation expense, and consulting fees directly related to the operating model component of the MGM 2020 Plan), rent expense associated with triple net operating and ground leases, income from unconsolidated affiliates related to investments in REITs, and property transactions, net. Management utilizes “Adjusted Property EBITDAR” as the primary profit measures for its reportable segments and underlying operating segments. Adjusted Property EBITDAR is a measure defined as Adjusted EBITDAR before corporate expense and stock compensation expense, which are not allocated to each operating segment, and before rent expense related to the master lease with MGM Growth Properties that eliminates in consolidation. The Company manages capital allocation, tax planning, stock compensation, and financing decisions at the corporate level. “Adjusted Property EBITDAR margin” is Adjusted Property EBITDAR divided by related segment net revenues.

“Table Games Hold Adjusted Las Vegas Strip Resorts Adjusted Property EBITDAR” and “VIP Table Games Hold Adjusted MGM China Adjusted Property EBITDAR” are supplemental non-GAAP financial measures, that, in addition to the reasons described above for the presentation of Adjusted  Property EBITDAR, are presented to adjust for the impact of certain variances in table games and VIP table games’ win percentages compared to the mid-point of the expected ranges. Table Games Hold Adjusted Las Vegas Strip Resorts Adjusted Property EBITDAR is calculated by applying a win percentage of 30.0% for Baccarat and 21.0% for non-Baccarat games to the respective table games drops for the quarter, which represents the mid-point of the expected ranges of 25.0% to 35.0% for Baccarat and 19.0% to 23.0% for non-Baccarat at the Las Vegas Strip Resorts properties. VIP Table Games Hold Adjusted MGM China Adjusted Property EBITDAR is based on applying a VIP Rolling Chip win percentage of 2.95% to the VIP Rolling Chip volume, which represents the mid-point of the expected normal range of 2.6% to 3.3% for MGM China. Table Games Hold Adjusted Las Vegas Strip Resorts Adjusted Property EBITDAR and VIP Table Games Hold Adjusted MGM China Adjusted Property EBITDAR are also adjusted for the gaming taxes, VIP commissions, bad debt expense, discounts and other incentives that would have been incurred or avoided when applying the win percentages noted above to the respective gaming volumes.

Adjusted EBITDAR information is a valuation metric, should not be used as an operating metric, and is presented solely as a supplemental disclosure to reported GAAP measures because management believes these measures are widely used by analysts , lenders, financial institutions, and investors as a principal basis for the valuation of gaming companies. Management believes that while items excluded from Adjusted EBITDAR, Adjusted Property EBITDAR, and Adjusted Property EBITDAR margin may be recurring in nature and should not be disregarded in evaluation of the Company’s earnings performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods being presented. Also, management believes excluded items may not relate specifically to current trends or be indicative of future results. For example, preopening and start-up expenses will be significantly different in periods when the Company is developing and constructing a major expansion project and will depend on where the current period lies within the development cycle, as well as the size and scope of the project(s). Property transactions, net includes normal recurring disposals, gains and losses on sales of assets related to specific assets within the Company’s resorts, but also includes gains or losses on sales of an entire operating resort or a group of resorts and impairment charges on entire asset groups or investments in unconsolidated affiliates, which may not be comparable period over period. In addition, management changed its non-GAAP measures in the fourth quarter of 2019, including recasting prior periods, as a result of the closing of the Bellagio real estate transaction and the MGM Grand/Mandalay Bay real estate transaction that is expected to close in the first quarter of 2020, to exclude rent expense associated with triple net operating leases and ground leases. Management believes excluding rent expense associated with triple net operating leases and ground leases provides useful information to analysts, lenders, financial institutions, and investors when valuing the Company, as well as comparing  the Company’s results to other gaming companies, without regard to differences in capital structure and leasing arrangements since the operations of other gaming companies may or may not include triple net operating leases or ground leases. However, as discussed herein, Adjusted EBITDAR and Adjusted Property EBITDAR should not be viewed as measures of overall operating performance, considered in isolation, or as an alternative to net income, because these measures are not presented on a GAAP basis and exclude certain expenses, including the rent expense associated with the Company’s triple net operating and ground leases, and are provided for the limited purposes discussed herein.

Adjusted EBITDAR, Adjusted Property EBITDAR, Adjusted Property EBITDAR margin, Table Games Hold Adjusted Las Vegas Strip Resorts Adjusted Property EBITDAR and VIP Table Games Hold Adjusted MGM China Adjusted Property EBITDAR should not be construed as alternatives to operating income or net income, as indicators of the Company’s performance; or as alternatives to cash flows from operating activities, as measures of liquidity; or as any other measure determined in accordance with generally accepted accounting principles. The Company has significant uses of cash flows, including capital expenditures, interest payments, taxes, real estate triple net lease and ground lease payments, and debt principal repayments, which are not reflected in Adjusted EBITDAR, Adjusted Property EBITDAR, Adjusted Property EBITDAR margin, Table Games Hold Adjusted Las Vegas Strip Resorts Adjusted Property EBITDAR, or VIP Table Games Hold Adjusted MGM China Adjusted Property EBITDAR. Also, other companies in the gaming and hospitality industries that report Adjusted EBITDAR, Adjusted Property EBITDAR, Adjusted Property EBITDAR margin, Table Games Hold Adjusted Las Vegas Strip Resorts Adjusted Property EBITDAR, or VIP Table Games Hold Adjusted MGM China Adjusted Property EBITDAR information may calculate Adjusted EBITDAR, Adjusted Property EBITDAR, Adjusted Property EBITDAR margin, Table Games Hold Adjusted Las Vegas Strip Resorts Adjusted Property EBITDAR, or VIP Table Games Hold Adjusted MGM China Adjusted Property EBITDAR in a different manner and such differences may be material.

A reconciliation of GAAP net income (loss) to Adjusted EBITDAR is included in the financial schedules in this release. This press release also includes references to target financial measures and goals (including targeted Adjusted EBITDAR and targeted net leverage), which are not presented as forecasts or projections of expected future performance.

3.“Table Games Hold Adjusted Las Vegas Strip Resorts Net Revenues” and “VIP Table Games Hold Adjusted MGM China Net Revenues” are additional supplemental non-GAAP financial measures that are presented to adjust Las Vegas Strip Resorts net revenues and MGM China net revenues for the impact of certain variances in table games and VIP table games’ win percentages compared to the mid-point of the expected ranges, as described in footnote 2 above. Table Games Hold Adjusted Las Vegas Strip Resorts Net Revenues and VIP Table Games Hold Adjusted MGM China Net Revenues are also adjusted for the VIP commissions, discounts and other incentives that would have been incurred or avoided when applying the win percentages noted in footnote 2 above to the respective gaming volumes. Management believes Table Games Hold Adjusted Las Vegas Strip Resorts Net Revenues and VIP Table Games Hold Adjusted MGM China Net Revenues present consistent measures in providing period-to-period comparisons and are useful measures in assisting investors evaluating the Company’s operating performance. Table Games Hold Adjusted Las Vegas Strip Resorts Net Revenues and VIP Table Games Hold Adjusted MGM China Net Revenues should not be construed as alternatives to GAAP net revenues, as indicators of the Company’s performance, or as any other measure determined in accordance with generally accepted accounting principles. Reconciliations of GAAP net revenues to Table Games Hold Adjusted Las Vegas Strip Resorts Net Revenues and VIP Table Games Hold Adjusted MGM China Net Revenues are included in the financial schedules in this release.

4.REVPAR is hotel revenue per available room.

5.CityCenter non-GAAP Measure

“Adjusted EBITDA” is earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, restructuring costs (which represents costs related to severance, accelerated stock compensation expense, and consulting fees directly related to the operating model component of the MGM 2020 Plan), and property transactions, net. Management utilizes Adjusted EBITDA as the primary profit measures for CityCenter. Adjusted EBITDA is a non-GAAP measure and is presented solely as a supplemental disclosure to reported GAAP measures. Management believes that while certain items excluded from Adjusted EBITDA may be recurring in nature and should not be disregarded in evaluating CityCenter’s earnings performance, it is useful to exclude such items when comparing current performance to prior periods because these items can vary significantly depending on specific underlying transactions or events. Also, management believes certain excluded items, such as restructuring costs and items further discussed above, may not relate specifically to current operating trends or be indicative of future results. Adjusted EBITDA should not be construed as alternatives to operating income or net income, as indicators of the Company’s performance; or as alternatives to cash flows from operating activities, as measures of liquidity; or as any other measure determined in accordance with generally accepted accounting principles. A reconciliation of GAAP net income (loss) to Adjusted EBITDA is included in the financial schedules in this release.

*     *      *

About MGM Resorts International

MGM Resorts International (NYSE: MGM) is an S&P 500® global entertainment company with national and international locations featuring best-in-class hotels and casinos, state-of-the-art meetings and conference spaces, incredible live and theatrical entertainment experiences, and an extensive array of restaurant, nightlife and retail offerings. MGM Resorts creates immersive, iconic experiences through its suite of Las Vegas-inspired brands. The MGM Resorts portfolio encompasses 29 unique hotel and destination gaming offerings including some of the most recognizable resort brands in the industry. Expanding throughout the U.S. and around the world, the company recently acquired the operations of Empire City Casino in New York and Hard Rock Rocksino in Ohio, which was rebranded as MGM Northfield Park. In 2018, MGM Resorts opened MGM Springfield in Massachusetts, MGM COTAI in Macau, and the first Bellagio-branded hotel in Shanghai. The over 80,000 global employees of MGM Resorts are proud of their company for being recognized as one of FORTUNE® Magazine's World's Most Admired Companies®. For more information visit us at www.mgmresorts.com.

Statements in this release that are not historical facts are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 and involve risks and/or uncertainties, including those described in the Company's public filings with the Securities and Exchange Commission. The Company has based forward-looking statements on management’s current expectations and assumptions and not on historical facts. Examples of these statements include, but are not limited to, the Company’s expectations regarding future results, including the achievement of its leverage targets, its ability to execute on its asset light strategy, generate free cash flow and return capital to shareholders, including the timing and amount of any share repurchases, and the Company’s ability to deliver on its MGM 2020 plan, moderate capital expenditures and reduce the number of shares outstanding. These forward-looking statements involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated in such forward-looking statements include effects of economic conditions and market conditions in the markets in which the Company operates and competition with other destination travel locations throughout the United States and the world, the design, timing and costs of expansion projects, risks relating to international operations, permits, licenses, financings, approvals and other contingencies in connection with growth in new or existing jurisdictions and additional risks and uncertainties described in the Company’s Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports). In providing forward-looking statements, the Company is not undertaking any duty or obligation to update these statements publicly as a result of new information, future events or otherwise, except as required by law. If the Company updates one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those other forward-looking statements.

MGM RESORTS CONTACTS:

Investment Community
AARON FISCHER	CATHERINE PARK
Chief Strategy Officer	Executive Director of Investor Relations
(702) 693-7152 or afischer@mgmresorts.com	(702) 693-8711 or cpark@mgmresorts.com

News Media
BRIAN AHERN
Director of Communications
media@mgmresorts.com

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Revenues:
Casino	$1,630,052	$1,561,240	$6,517,759	$5,753,150
Rooms	566,225	542,903	2,322,579	2,212,573
Food and beverage	520,274	488,029	2,145,247	1,959,021
Entertainment, retail and other	362,492	349,718	1,477,200	1,412,860
Reimbursed costs	106,093	110,972	436,887	425,492
	3,185,136	3,052,862	12,899,672	11,763,096
Expenses:
Casino	917,543	876,261	3,623,899	3,199,775
Rooms	205,748	193,329	829,677	791,761
Food and beverage	407,323	380,403	1,661,626	1,501,868
Entertainment, retail and other	262,937	265,860	1,051,400	999,979
Reimbursed costs	106,093	110,972	436,887	425,492
General and administrative	557,453	444,878	2,101,217	1,764,638
Corporate expense	118,600	118,168	464,642	419,204
Preopening and start-up expenses	2,084	18,508	7,175	151,392
Property transactions, net	11,378	28,679	275,802	9,147
Gain on Bellagio transaction	(2,677,996)	—	(2,677,996)	—
Depreciation and amortization	331,438	312,542	1,304,649	1,178,044
	242,601	2,749,600	9,078,978	10,441,300
Income from unconsolidated affiliates	17,554	32,489	119,521	147,690
Operating income	2,960,089	335,751	3,940,215	1,469,486

Non-operating income (expense):
Interest expense, net of amounts capitalized	(200,480)	(214,538)	(847,932)	(769,513)
Non-operating items from unconsolidated affiliates	(7,985)	(16,166)	(62,296)	(47,827)
Other, net	(129,298)	(6,552)	(183,262)	(18,140)
	(337,763)	(237,256)	(1,093,490)	(835,480)

Income before income taxes	2,622,326	98,495	2,846,725	634,006
Provision for income taxes	(556,376)	(92,735)	(632,345)	(50,112)
Net income	2,065,950	5,760	2,214,380	583,894
Less: Net income attributable to noncontrolling interests	(54,373)	(29,087)	(165,234)	(117,122)
Net income (loss) attributable to MGM Resorts International	$2,011,577	$(23,327)	$2,049,146	$466,772
Earnings (loss) per share:
Basic	$3.94	$(0.06)	$3.90	$0.82
Diluted	$3.91	$(0.06)	$3.88	$0.81

Weighted average common shares outstanding:
Basic	511,541	528,922	524,173	544,253
Diluted	515,096	528,922	527,645	549,536

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	December 31,	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$2,329,604	$1,526,762
Accounts receivable, net	612,717	657,206
Inventories	102,888	110,831
Income tax receivable	27,167	28,431
October 1 litigation insurance receivable	735,000	—
Prepaid expenses and other	200,317	203,548
Total current assets	4,007,693	2,526,778

Property and equipment, net	18,285,955	20,729,888

Other assets:
Investments in and advances to unconsolidated affiliates	822,366	732,867
Goodwill	2,084,564	1,821,392
Other intangible assets, net	3,826,504	3,944,463
Operating lease right-of-use assets, net	4,149,240	—
Other long-term assets, net	456,793	455,318
Total other assets	11,339,467	6,954,040
	$33,633,115	$30,210,706

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$235,437	$302,578
Construction payable	74,734	311,793
Current portion of long-term debt	—	43,411
Accrued interest on long-term debt	122,250	140,046
October 1 litigation liability	735,000	—
Other accrued liabilities	2,024,002	2,151,054
Total current liabilities	3,191,423	2,948,882

Deferred income taxes, net	2,106,506	1,342,538
Long-term debt, net	11,168,904	15,088,005
Other long-term obligations	363,588	259,240
Operating lease liabilities	4,034,729	—
Redeemable noncontrolling interest	105,046	102,250
Stockholders' equity:
Common stock, $.01 par value: authorized 1,000,000,000 shares, issued and outstanding 503,147,632 and 527,479,528 shares	5,031	5,275
Capital in excess of par value	3,531,099	4,092,085
Retained earnings	4,201,337	2,423,479
Accumulated other comprehensive loss	(10,202)	(8,556)
Total MGM Resorts International stockholders' equity	7,727,265	6,512,283
Noncontrolling interests	4,935,654	3,957,508
Total stockholders' equity	12,662,919	10,469,791
	$33,633,115	$30,210,706

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES

SUPPLEMENTAL DATA - NET REVENUES

(In thousands)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Bellagio	$334,195	$338,612	$1,344,645	$1,367,835
MGM Grand Las Vegas	275,743	281,156	1,161,851	1,226,105
Mandalay Bay	228,942	222,677	944,445	965,435
The Mirage	151,285	146,431	615,171	597,404
Luxor	100,068	89,753	391,516	394,034
New York-New York	96,093	94,205	380,202	373,266
Excalibur	84,864	80,081	337,817	327,572
Park MGM	106,531	62,954	407,537	213,205
Circus Circus Las Vegas (1)	51,350	59,829	247,867	251,816
Las Vegas Strip Resorts	1,429,071	1,375,698	5,831,051	5,716,672
MGM Grand Detroit	153,188	152,281	606,506	601,499
Beau Rivage	108,291	102,169	425,844	410,237
Gold Strike Tunica	49,840	44,277	194,326	173,953
Borgata	195,940	192,130	817,004	827,616
MGM National Harbor	203,594	213,606	811,659	800,777
MGM Springfield (2)	71,051	77,890	301,127	120,439
Empire City Casino (3)	49,622	—	192,897	—
MGM Northfield Park (4)	68,342	—	200,421	—
Regional Operations	899,868	782,353	3,549,784	2,934,521
MGM Macau	381,207	399,456	1,578,798	1,721,199
MGM Cotai	346,167	287,276	1,326,624	728,758
MGM China	727,374	686,732	2,905,422	2,449,957
Management and other operations	128,823	208,079	613,415	661,946
	$3,185,136	$3,052,862	$12,899,672	$11,763,096

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES

SUPPLEMENTAL DATA – ADJUSTED PROPERTY EBITDAR AND ADJUSTED EBITDAR

(In thousands)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Bellagio	$108,888	$118,246	$465,194	$490,702
MGM Grand Las Vegas	63,554	72,720	282,609	371,566
Mandalay Bay	52,474	71,326	237,472	265,741
The Mirage	34,685	32,149	153,838	131,864
Luxor	31,557	26,219	125,758	120,749
New York-New York	38,168	35,158	147,179	137,622
Excalibur	30,814	27,149	117,774	111,255
Park MGM	20,394	4,514	65,983	14,290
Circus Circus Las Vegas (1)	(683)	13,336	47,315	62,526
Las Vegas Strip Resorts	379,851	400,817	1,643,122	1,706,315
MGM Grand Detroit	48,717	48,851	193,971	195,817
Beau Rivage	25,659	27,405	111,101	105,493
Gold Strike Tunica	15,904	12,604	66,712	52,081
Borgata	43,664	44,827	206,812	203,945
MGM National Harbor	53,549	60,685	215,962	210,729
MGM Springfield (2)	3,259	6,145	34,349	13,789
Empire City Casino (3)	14,680	—	71,013	—
MGM Northfield Park (4)	22,723	—	69,946	—
Regional Operations	228,155	200,517	969,866	781,854
MGM Macau	110,053	114,262	458,099	478,121
MGM Cotai	75,073	54,082	276,630	96,212
MGM China	185,126	168,344	734,729	574,333
Unconsolidated resorts (5)	17,567	32,489	122,598	147,690
Management and other operations	(1,081)	26,476	24,773	74,790
Stock compensation	(23,009)	(18,690)	(68,289)	(68,211)
Corporate	(104,254)	(106,957)	(410,703)	(379,069)
	$682,355	$702,996	$3,016,096	$2,837,702

(1)	For the three and twelve months ended December 31, 2019, represents net revenues and Adjusted Property EBITDAR of Circus Circus Las Vegas for the period through December 19 only.
(2)	For the twelve months ended December 31, 2018, represents net revenues and Adjusted Property EBITDAR of MGM Springfield for the period August 1-December 31 only.
(3)	For the twelve months ended December 31, 2019, represents net revenues and Adjusted Property EBITDAR of Empire City Casino for the period January 29-December 31 only.
(4)	For the twelve months ended December 31, 2019, represents net revenues and Adjusted Property EBITDAR of MGM Northfield Park for the period April 1-December 31 only.
(5)	Represents the Company's share of operating income (loss) excluding investments in REIT ventures, adjusted for the effect of certain basis differences.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES

RECONCILIATION OF NET INCOME (LOSS) ATTRIBUTABLE TO MGM RESORTS INTERNATIONAL TO ADJUSTED EBITDAR

(In thousands)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Net income (loss) attributable to MGM Resorts International	$2,011,577	$(23,327)	$2,049,146	$466,772
Plus: Net income attributable to noncontrolling interests	54,373	29,087	165,234	117,122
Net income	2,065,950	5,760	2,214,380	583,894
Provision for income taxes	556,376	92,735	632,345	50,112
Income before income taxes	2,622,326	98,495	2,846,725	634,006
Non-operating (income) expense:
Interest expense, net of amounts capitalized	200,480	214,538	847,932	769,513
Other, net	137,283	22,718	245,558	65,967
	337,763	237,256	1,093,490	835,480
Operating income	2,960,089	335,751	3,940,215	1,469,486
Preopening and start-up expenses	2,084	18,508	7,175	151,392
Property transactions, net	11,378	28,679	275,802	9,147
Gain on Bellagio transaction	(2,677,996)	—	(2,677,996)	—
Depreciation and amortization	331,438	312,542	1,304,649	1,178,044
Restructuring	5,560	—	92,139	—
Triple net operating lease and ground lease rent expense	50,346	7,516	74,656	29,633
Income from unconsolidated affiliates, investments in REITs	(544)	—	(544)	—
Adjusted EBITDAR	$682,355	$702,996	$3,016,096	$2,837,702

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES

RECONCILIATIONS OF LAS VEGAS STRIP RESORTS NET REVENUES AND LAS VEGAS STRIP RESORTS ADJUSTED PROPERTY EBITDAR TO TABLE GAMES HOLD ADJUSTED LAS VEGAS STRIP RESORTS NET REVENUES AND TABLE GAMES HOLD ADJUSTED LAS VEGAS STRIP RESORTS ADJUSTED PROPERTY EBITDAR

(In thousands)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Las Vegas Strip Resorts net revenues	$1,429,071	$1,375,698	$5,831,051	$5,716,672
Hold adjustment (1)	14,851	16,990	30,733	(11,513)
Table Games Hold Adjusted Las Vegas Strip Resorts Net Revenues	$1,443,922	$1,392,688	$5,861,784	$5,705,159

Las Vegas Strip Resorts Adjusted Property EBITDAR	$379,851	$400,817	$1,643,122	$1,706,315
Hold adjustment (2)	12,608	14,524	26,120	(9,828)
Table Games Hold Adjusted Las Vegas Strip Resorts Adjusted Property EBITDAR	$392,459	$415,341	$1,669,242	$1,696,487

(1)

For the Las Vegas Strip Resorts, hold adjustment represents the estimated incremental table games win or loss had the Company’s win percentage equaled   the mid-point of the expected normal range of 25.0% to 35.0% for Baccarat and 19.0% to 23.0% for non-Baccarat. Amounts include estimated discounts and other incentives related to increases or decreases in table games win.

(2)	These amounts include estimated incremental expenses (gaming taxes and bad debt expense) that would have been incurred or avoided on the incremental table games win or loss calculated in (1) above.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES

RECONCILIATIONS OF MGM CHINA NET REVENUES AND MGM CHINA ADJUSTED PROPERTY EBITDAR TO VIP TABLE GAMES HOLD ADJUSTED MGM CHINA NET REVENUES AND VIP TABLE GAMES HOLD ADJUSTED MGM CHINA ADJUSTED PROPERTY EBITDAR

(In thousands)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
MGM China net revenues	$727,374	$686,732	$2,905,422	$2,449,957
Hold adjustment (3)	(24,227)	(24,175)	(73,353)	(26,896)
VIP Table Games Hold Adjusted MGM China Net Revenues	$703,147	$662,557	$2,832,069	$2,423,061

MGM China Adjusted Property EBITDAR	$185,126	$168,344	$734,729	$574,333
Hold adjustment (4)	(8,525)	(9,221)	(28,318)	(11,212)
VIP Table Games Hold Adjusted MGM China Adjusted Property EBITDAR	$176,601	$159,123	$706,411	$563,121

(3)

For MGM China, hold adjustment represents the estimated incremental VIP table games win or loss related to VIP Rolling Chip volume play had the Company’s win percentage equaled the mid-point of the expected normal range of 2.6% to 3.3%. Amounts include estimated commissions and other incentives related to increases or decreases in VIP table games win.

(4)

These amounts include estimated incremental expenses (gaming taxes and bad debt expense) that would have been incurred or avoided on the incremental VIP table games win or loss calculated in (3) above.

MGM RESORTS INTERNATIONAL AND SUBSIDIARIES

SUPPLEMENTAL DATA – HOTEL STATISTICS - LAS VEGAS STRIP RESORTS

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Bellagio
Occupancy %	92.3%	94.2%	94.4%	94.9%
Average daily rate (ADR)	$294	$282	$285	$278
Revenue per available room (REVPAR)	$271	$266	$269	$264
MGM Grand Las Vegas
Occupancy %	88.0%	90.3%	91.4%	92.7%
ADR	$192	$180	$190	$182
REVPAR	$169	$163	$174	$169
Mandalay Bay
Occupancy %	91.0%	89.9%	92.8%	90.2%
ADR	$193	$187	$203	$204
REVPAR	$176	$168	$188	$184
The Mirage
Occupancy %	93.3%	92.1%	94.3%	93.9%
ADR	$174	$170	$177	$172
REVPAR	$163	$156	$167	$161
Luxor
Occupancy %	92.6%	91.3%	94.4%	94.5%
ADR	$117	$111	$118	$115
REVPAR	$108	$101	$112	$109
New York-New York
Occupancy %	95.1%	93.0%	95.4%	96.0%
ADR	$154	$146	$152	$144
REVPAR	$147	$135	$145	$138
Excalibur
Occupancy %	90.9%	89.0%	92.6%	92.2%
ADR	$105	$97	$104	$99
REVPAR	$96	$86	$96	$91
Park MGM
Occupancy %	86.8%	82.4%	88.0%	83.8%
ADR	$155	$133	$150	$132
REVPAR	$134	$109	$132	$111
Circus Circus Las Vegas
Occupancy %	73.2%	76.5%	80.5%	81.3%
ADR	$88	$85	$90	$84
REVPAR	$64	$65	$73	$68

CITYCENTER HOLDINGS, LLC

SUPPLEMENTAL DATA - NET REVENUES

(In thousands)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Aria	$267,930	$302,569	$1,162,295	$1,149,025
Vdara	33,716	32,305	132,566	128,720
	$301,646	$334,874	$1,294,861	$1,277,745

CITYCENTER HOLDINGS, LLC

SUPPLEMENTAL DATA - HOTEL STATISTICS

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Aria
Occupancy %	89.5%	89.6%	91.2%	90.9%
ADR	$267	$265	$271	$261
REVPAR	$239	$238	$247	$237
Vdara
Occupancy %	92.6%	90.0%	92.4%	92.0%
ADR	$221	$213	$215	$209
REVPAR	$205	$192	$199	$192

CITYCENTER HOLDINGS, LLC

RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

(In thousands)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Net income (loss)	$13,064	$14,988	$69,143	$(37,911)
Plus: Loss from discontinued operations	—	385	—	135,002
Net income from continuing operations	13,064	15,373	69,143	97,091
Non-operating (income) expense:
Interest expense, net of amounts capitalized	22,331	22,150	92,108	80,511
Other, net	(7,070)	7,868	26,905	7,766
	15,261	30,018	119,013	88,277
Operating income	28,325	45,391	188,156	185,368
Property transactions, net	(1,707)	7,644	(11,059)	7,195
Depreciation and amortization	58,798	57,117	230,911	221,564
Restructuring	1,113	—	7,241	—
Adjusted EBITDA	$86,529	$110,152	$415,249	$414,127

CITYCENTER HOLDINGS, LLC

SUPPLEMENTAL DATA - ADJUSTED EBITDA

(In thousands)

(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2019	2018	2019	2018
Aria	$76,088	$101,645	$384,015	$380,606
Vdara	11,484	9,495	41,254	38,655
Resort Operations	87,572	111,140	425,269	419,261
Other	(1,043)	(988)	(10,020)	(5,134)
	$86,529	$110,152	$415,249	$414,127